UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

SPECIALZED DISCLOSURE REPORT

AEROGROW INTERNATIONAL, INC.
(Exact name of Registrant as specified in its charter)

Nevada	46-0510685
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6075 Longbow Drive, Suite 200
Boulder, Colorado 80301
(303) 444-7755
 (Address of principal executive offices)

Grey Gibbs, Telephone: (303) 444-7755
 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Item 1.01 Conflict Minerals Disclosure and Report

AeroGrow International, Inc. has determined that tantalum, tin, tungsten and gold, collectively "Conflict Minerals," are necessary to the functionality or production of its products.  In 2014, AeroGrow International, Inc. contracted for the manufacture of products containing Conflict Minerals but did not directly manufacture products containing Conflict Minerals.

Conflict Minerals Disclosure

We undertook due diligence measures, including surveying our direct suppliers via an industry-standard survey template for conflict minerals, to try to determine the sources of these minerals, which we purchase through a complex supply chain.

Currently, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

AeroGrow International, Inc. has filed a copy of its Conflict Minerals Report as Exhibit 1.01 attached hereto and is publicly available at http://www.aerogrow.com/investors , under the topic “SEC Filings”.

Item 2.01 – Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AEROGROW INTERNATIONAL, INC.

By:	/S/ GREY H. GIBBS
Grey H. Gibbs Vice President Accounting
Date: June 1, 2015